SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:  January 2010

Commission File Number:  000-31815

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE

(Exact name of registrant as specified in its charter)

5985 MCLAUGHLIN ROAD, MISSISSAUGA, ONTARIO L5R 1B8, CANADA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

5.1

Opinion of Torys LLP (incorporated by reference into Hydrogenics Corporation’s Registration Statement on Form F-3 (the “Form F-3”) filed with the Securities and Exchange Commission (the “SEC”) on December 29, 2009 and declared effective by the SEC on December 31, 2009)

23.1	Consent of Torys LLP (included in its opinion filed as Exhibit 5.1 hereto and incorporated by reference into the Form F-3)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2010

HYDROGENICS CORPORATION

By:	/s/ Lawrence E. Davis
	Name:	Lawrence E. Davis
	Title:	Chief Financial Officer